Exhibit 99.1

Engine Gaming Appoints Lawrence Rutkowski
to its Board of Directors

TORONTO, ON / ACCESSWIRE / March 21, 2023, Toronto, Ontario – Engine Gaming and Media, Inc. (NASDAQ: GAME; TSXV: GAME) (“Engine Gaming”, or the “Company”), announced today that has appointed Lawrence R. Rutkowski to its Board of Directors effective March 16, 2023, to serve on an interim basis until the closing of the arrangement agreement between the Company and GameSquare Esports, Inc. Mr. Rutkowski previously served on Engine Gaming’s Board from January 2021 to March 8, 2023.

“We are excited to have Larry rejoin Engine Gaming’s Board as an independent director and as Chair of our Audit Committee and member of our other independent committees,” said Tom Rogers, Engine Media’s Executive Chairman. The continuity he provides on the Audit Committee and other matters will be appreciated as we move forward with our arrangement agreement with GameSquare Esports.”

About Mr. Rutkowski

Before joining Engine Media, Mr. Rutkowski has had a distinguished career as an executive for a diverse array of companies, including:

Petco – Exec. Vice President & Chief Financial Officer

Warnaco – Exec. Vice President & Chief Financial Officer

Primedia – Exec. Vice President & Chief Financial Officer

NBC / General Electric – SVP & CFO, Strategic Business Development

Walt Disney Company, - Director/VP Finance, Network Television, Animation; VP/Controller Walt Disney Studios

Mr. Rutkowski received a Bachelor of Arts and Science degree in Education from the University of Michigan and received a Master of Business Administration degree from Michigan State University.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ: GAME) (TSXV: GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Contact:

Engine Company Contact:

Lou Schwartz

647-725-7765

For further information, please contact Investor Relations for Engine Gaming & Media, Inc.:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

Notice Regarding Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the closing of the arrangement agreement, regulatory approval of the arrangement agreement, stock exchange approval of the arrangement agreement and the viability and influence of the combined company. These forward-looking statements are provided only to provide information currently available to Engine Gaming and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this news release. Engine Gaming assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by applicable law.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this press release.